                                                                    EXHIBIT 22


                           OHIO CASUALTY CORPORATION

                             136 NORTH THIRD STREET
                              HAMILTON, OHIO 45025

                            NOTICE OF ANNUAL MEETING
                                       OF
                                  SHAREHOLDERS

                           TO BE HELD APRIL 17, 1996


                                                             Hamilton, Ohio
                                                             March 15, 1996


To the Shareholders:

     The Annual Meeting of Shareholders (the "Annual Meeting") of Ohio Casualty Corporation (the "Company") will be held in the meeting rooms of The Hamiltonian Hotel, One Riverfront Plaza, Hamilton, Ohio 45011, on Wednesday, April 17, 1996, at 10:30 a.m., local time, for the following purposes:

     (1) To elect the following four Directors for terms expiring in 1999 (Class III), as successors to the class of Directors whose terms expire in 1996: Arthur J. Bennert, Catherine E. Dolan, Jeffery D. Lowe and Lauren N. Patch.

     (2) To approve the proposal to amend Article Fourth of the Company's Amended Articles of Incorporation to increase the authorized number of common shares, $.125 par value, of the Company from 70,000,000 to 150,000,000 common shares.

     (3) To consider and act upon, in their discretion, such other matters as may properly come before the Annual Meeting or any adjournment thereof.

     Holders of record of common shares of the Company as of the close of business on March 1, 1996 are entitled to notice of and to vote at the Annual Meeting and at any adjournment thereof. As of March 1, 1996, there were 35,402,446 common shares outstanding. Each common share is entitled to one vote on all matters properly brought before the Annual Meeting.

                                     By Order of the Board of Directors,

                                     Howard L. Sloneker III, Secretary

EVERY SHAREHOLDER'S VOTE IS IMPORTANT. IF YOU ARE UNABLE TO BE PRESENT AT THE ANNUAL MEETING, YOU ARE REQUESTED TO COMPLETE AND RETURN PROMPTLY THE ENCLOSED PROXY SO THAT YOUR COMMON SHARES WILL BE REPRESENTED. A POSTAGE PAID, ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

                           OHIO CASUALTY CORPORATION

                             136 NORTH THIRD STREET
                              HAMILTON, OHIO 45025

                                PROXY STATEMENT

                         ANNUAL MEETING OF SHAREHOLDERS

                   APPROXIMATE DATE TO MAIL -- MARCH 15, 1996


     On behalf of the Board of Directors of Ohio Casualty Corporation (the "Company"), a proxy is solicited from you to be used at the Company's 1996 Annual Meeting of Shareholders (the "Annual Meeting") scheduled for Wednesday, April 17, 1996 at 10:30 a.m., local time, in the meeting rooms of The Hamiltonian Hotel, One Riverfront Plaza, Hamilton, Ohio 45011, or at any adjournment thereof.

     Proxies in the form enclosed herewith are being solicited on behalf of the Company's Board of Directors. The common shares represented by proxies which are properly executed and returned will be voted at the Annual Meeting, or any adjournment thereof, as directed. Common shares represented by proxies properly executed and returned which indicate no direction will be voted in favor of the nominees of the Board of Directors identified in the notice of meeting accompanying this Proxy Statement and for the adoption of the proposed amendment to Article Fourth of the Company's Amended Articles of Incorporation. Any shareholder giving the enclosed proxy has the power to revoke the same prior to its exercise by filing with the Secretary of the Company a written revocation or duly executed proxy bearing a later date, or by giving notice of revocation in open meeting. ATTENDANCE AT THE ANNUAL MEETING WILL NOT, IN AND OF ITSELF, CONSTITUTE REVOCATION OF A PROXY.

                            VOTING AT ANNUAL MEETING

     As of March 1, 1996, the record date fixed for the determination of shareholders entitled to notice of and to vote at the Annual Meeting, there were outstanding 35,402,446 common shares, which is the only outstanding class of capital stock of the Company. Each such common share is entitled to one vote on all matters properly coming before the Annual Meeting.

     A quorum for the Annual Meeting is a majority of the outstanding common shares. Common shares represented by signed proxies that are returned to the Company will be counted toward the quorum in all matters even though they are marked "Abstain", "Against" or "Withhold Authority" on one or more or all matters or they are not marked at all. Broker/dealers who hold their customers' common shares in street name may, under the applicable rules of the self-regulatory organizations of which the broker/dealers are members, sign and submit proxies for such common shares and may vote such common shares on routine matters, which, under such rules, typically include the election of directors, but broker/dealers may not vote such common shares on other matters, which typically include amendments to the articles of incorporation of a corporation and the approval of certain stock compensation plans, without specific instructions from the customer who owns such common shares. Proxies signed and submitted by broker/dealers which have not been voted on certain matters as described in the previous sentence are referred to as broker non-votes. Such proxies count toward the establishment of a quorum. THE EFFECT OF AN ABSTENTION OR BROKER NON-VOTE ON THE PROPOSAL TO AMEND ARTICLE FOURTH OF THE COMPANY'S AMENDED ARTICLES OF INCORPORATION IS THE SAME AS A "NO" VOTE.

                             PRINCIPAL SHAREHOLDERS

     The table below identifies the only persons known to the Company to own beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) more than 5% of the Company's outstanding common shares.


                                          COMMON SHARES        PERCENT
             NAME AND ADDRESS             BENEFICIALLY        OF COMMON
            OF BENEFICIAL OWNER               OWNED            SHARES           DATE
    -----------------------------------   -------------       ---------       ---------
    FIRST NATIONAL BANK OF                  3,519,696(1)          9.94%       02-05-96
    SOUTHWESTERN OHIO
    Third and High Streets
    Hamilton, Ohio 45011
    THE CHASE MANHATTAN BANK,               2,667,200(2)          7.53%       12-31-95
    N.A., Trustee
    1211 Avenue of the Americas
    New York, New York 10036
    THE CAPITAL GROUP, INC.                 2,556,500(3)          7.23%       02-08-96
    333 South Hope Street
    Los Angeles, California 90071
    JOSEPH L. MARCUM                        2,246,716(4)          6.35%(4)    03-01-96
    136 North Third Street
    Hamilton, Ohio 45025

---------------

(1) Based upon information provided to the Company by First National Bank of Southwestern Ohio (the "Bank"). The Bank holds the reported shares as trustee under various trust agreements and arrangements. The Bank has advised the Company that it has sole voting power for 3,253,287 shares, shared voting power for 0 shares, sole investment power for 1,417,646 shares, and shared investment power for 1,649,488 shares. 449,272 shares are held under trust arrangements for certain directors of the Company, and their respective spouses, which shares are also reported in the following table showing share ownership of directors and executive officers of the Company.

(2) 1,824,968 shares are held as trustee for the Company's Employee Savings Plan and 842,232 shares are held as trustee for the Company's Employees Retirement Plan. Voting power with respect to shares held in the Employee Savings Plan is exercised by the plan participants; investment power with respect to these shares is held by plan participants subject to limitations in the Plan. Voting and investment power with respect to shares held in the Employees Retirement Plan is exercised by the committee which administers the Employees Retirement Plan (the "Retirement Committee"). The Retirement Committee consists of Joseph L. Marcum, Lauren N. Patch and Barry S. Porter.

(3) Based upon information contained in a Schedule 13G dated February 8, 1996, as filed with the Securities and Exchange Commission by The Capital Group, Inc. The Capital Group, Inc. reported sole voting power for 0 shares, shared voting power for 0 shares and sole investment power for 2,556,500 shares as of December 29, 1995.

(4) See share ownership information for Mr. Marcum in the following table.


                 SHAREHOLDINGS OF DIRECTORS, EXECUTIVE OFFICERS
                     AND NOMINEES FOR ELECTION AS DIRECTOR

     As of March 1, 1996, the directors of the Company, including the four persons intended by the Board of Directors to be nominated for election as directors, the executive officers of the Company named in the Summary Compensation Table and all executive officers and directors of the Company as a group beneficially owned common shares of the Company as set forth below.

                                                                          SHARED
                                                                        INVESTMENT/
                                                                          VOTING
                              NUMBER OF                OPTIONS          POWER OVER
          NAME OF           COMMON SHARES            EXERCISABLE         EMPLOYEES
        INDIVIDUAL          BENEFICIALLY              WITHIN 60         RETIREMENT                      PERCENT OF
         OR GROUP             OWNED(1)                  DAYS          PLAN SHARES(1)        TOTAL       CLASS (3)
--------------------------- -------------           -------------     ---------------     ---------     ----------
Arthur J. Bennert                19,178                  3,000                               22,178
Jack E. Brown                     1,100                  3,000                                4,100
Catherine E. Dolan                  100                  3,000                                3,100
Wayne Embry                         200                  6,000                                6,200
Vaden Fitton                    235,680(4)               3,000                              238,680
Jeffery D. Lowe                 152,631(4)(7)                0                              152,631
Joseph L. Marcum              1,401,484(4)(5)(6)         3,000            842,232(1)      2,246,716         6.35
Stephen S. Marcum               278,050(4)(6)            6,000                              284,050
Lauren N. Patch                 204,052(4)(7)            3,500            842,232(1)      1,049,784         2.97
Stanley N. Pontius                1,070                  6,000                                7,070
Howard L. Sloneker, III         191,180(7)               3,500                              194,680
William L. Woodall               23,484                  6,000                               29,484
Andrew T. Fogarty                54,643(4)(7)            3,300                               57,943
Jack H. Nelson (8)                9,142(7)(8)                0                                9,142
Barry S. Porter                  25,394(7)               3,500            842,232(1)        871,126         2.46
All Executive Officers,
  Directors and Nominees
  as a Group
  (31 Persons)                2,679,725                 61,300            842,232         3,771,051        10.65

---------------

(1) Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse.

(2) Includes 842,232 shares held in the Company's Employees Retirement Plan as to which the named individual shares voting and investment power solely by reason of being a member of the Retirement Committee which administers such Plan. See Note (1) of the preceding table. Messrs. Joseph L. Marcum, Lauren
    N. Patch and Barry S. Porter disclaim beneficial ownership of these shares.

(3) Percentages are listed only for those individuals who own in excess of 1% of the outstanding shares.

(4) Includes the following number of shares owned by family members as to which beneficial ownership is disclaimed: Mr. Fitton, 116,542; Mr. Fogarty, 5,468; Mr. Joseph L. Marcum, 620,804; Mr. Lowe, 132,400; Mr. Patch, 169,416; and Mr. Stephen S. Marcum, 84,090.

(5) Excludes 253,852 shares held by Mr. Marcum's wife in her capacity as a co-trustee of the estate of Howard Sloneker as to which shares Mr. Marcum has no voting or investment power.

(6) Includes 72,306 shares held as a co-trustee of the Joseph L. and Sarah S. Marcum Foundation as to which voting and investment power is shared by Joseph L. and Stephen S. Marcum.

(7) The share ownership for Messrs. Lowe, Patch, Sloneker III, Fogarty, Nelson and Porter includes 4,605, 4,632, 1967, 15,319, 3,102 and 8,892 and shares, respectively, held for the accounts of these individuals by the trustee of the Company's Employee Savings Plan. Such persons have sole voting power with respect to these shares and also hold investment power subject to limitations in the Plan.

(8) Jack H. Nelson retired from his position as Senior Vice President on January 1, 1996.


                             ELECTION OF DIRECTORS

     The Board of Directors intends that four persons named under Class III in the following table (the "Nominees") will be nominated for election at the Annual Meeting for three-year terms expiring in 1999. The terms of the remaining directors in Classes I and II will continue as indicated below. It is intended that the common shares represented by the accompanying proxy will be voted for the election as directors of the Nominees, unless otherwise instructed on the proxy. In the event that any one or more of the Nominees unexpectedly becomes unavailable for election, the common shares represented by the accompanying proxy will be voted in accordance with the best judgment of the proxy holders for the election of the remaining Nominees and for the election of any substitute nominee or nominees designated by the Board of Directors.

     Under Ohio law and the Company's Regulations, the nominees receiving the greatest number of votes will be elected as directors. Shares as to which the authority to vote is withheld will be counted for quorum purposes but will not be counted toward the election of the individual nominees specified on the accompanying proxy.

                                              POSITION WITH COMPANY AND/OR
                                           PRINCIPAL OCCUPATION OR EMPLOYMENT          DIRECTOR
NAME AND AGE(1)                                DURING LAST FIVE YEARS(2)                SINCE
---------------                            ----------------------------------          --------
NOMINEES:
  Class III Nominees For Term
     Expiring in 1999:
Arthur J. Bennert,                  Director of the Company, The Ohio Casualty          1989
         69                         Insurance Company, West American Insurance
                                    Corporation, American Fire and Casualty Company,
                                    Ohio Security Insurance Company and The Ohio
                                    Life Insurance Company; retired as an officer of
                                    the Company and its subsidiaries on January 1,
                                    1992.
Catherine E. Dolan,                 Managing Director of the Financial Institutions     1994
         38                         Group, First Union National Bank, Charlotte,
                                    North Carolina, since February 26, 1993; prior
                                    thereto, Managing Director of the Insurance
                                    Division, Chase Manhattan Bank, New York.
Jeffery D. Lowe,                    Vice President and Director of the Company, The     1983
         50                         Ohio Casualty Insurance Company, West American
                                    Insurance Company, American Fire and Casualty
                                    Company, Ohio Security Insurance Company and
                                    OCASCO Budget, Inc.; President and Director of
                                    The Ohio Life Insurance Company; employed by the
                                    Company and its subsidiaries since 1972 in
                                    various capacities.

                                              POSITION WITH COMPANY AND/OR
                                           PRINCIPAL OCCUPATION OR EMPLOYMENT          DIRECTOR
NAME AND AGE(1)                                DURING LAST FIVE YEARS(2)                SINCE
---------------                            ----------------------------------          --------
Lauren N. Patch,                    President, Chief Executive Officer and Director     1987
         45                         of the Company, The Ohio Casualty Insurance
                                    Company, West American Insurance Company,
                                    American Fire and Casualty Company, Ohio
                                    Security Insurance Company and OCASCO Budget,
                                    Inc.; Vice Chairman and Director of The Ohio
                                    Life Insurance Company. Mr. Patch became Chief
                                    Executive Officer of the Company on January 1,
                                    1994, and President of the Company on January 1,
                                    1991. Mr. Patch has been employed by the Company
                                    and its subsidiaries since 1972 in various
                                    capacities.
DIRECTORS WHOSE TERMS
  CONTINUE BEYOND THE ANNUAL
  MEETING:
  Class I -- Term Expiring
     in 1997 (3):
Jack E. Brown,                      Chairman of Board, BBI Marketing Services, Inc.,    1994
         52                         Cincinnati, Ohio (professional marketing
                                    consulting firm).
Vaden Fitton,                       Director and Retired First Vice President of        1967
         67                         First National Bank of Southwestern Ohio,
                                    Hamilton, Ohio.
Joseph L. Marcum,                   Chairman of the Board and Director of the           1949
         72                         Company, The Ohio Casualty Insurance Company,
                                    West American Insurance Company, American Fire
                                    and Casualty Company, Ohio Security Insurance
                                    Company, OCASCO Budget, Inc. and The Ohio Life
                                    Insurance Company. Mr. Marcum served as Chief
                                    Executive Officer of the Company and its
                                    subsidiaries until December 31, 1993, and
                                    President of the Company and its subsidiaries
                                    until December 31, 1990.
Howard L. Sloneker III,             Vice President, Secretary and Director of the       1983
         39                         Company, The Ohio Casualty Insurance Company,
                                    West American Insurance Company, American Fire
                                    and Casualty Company, Ohio Security Insurance
                                    Company and OCASCO Budget, Inc.; Secretary and
                                    Director of The Ohio Life Insurance Company. Mr.
                                    Sloneker has been employed by the Company and
                                    its subsidiaries since 1979 in various
                                    capacities.
  Class II -- Term Expiring in
     1998:
  Wayne Embry,                      Executive Vice President and General Manager of     1991
            59                      the Cleveland Cavaliers (professional basketball
                                    franchise); Chairman of Michael Alan Lewis
                                    Company, Cleveland, Ohio (fabricators of
                                    materials for the automobile industry).

                                              POSITION WITH COMPANY AND/OR
                                           PRINCIPAL OCCUPATION OR EMPLOYMENT          DIRECTOR
NAME AND AGE(1)                                DURING LAST FIVE YEARS(2)                SINCE
---------------                            ----------------------------------          --------
Stephen S. Marcum,                  Member of the law firm of Parrish, Beimford,        1989
         38                         Fryman, Smith & Marcum Co., L.P.A., Hamilton,
                                    Ohio; such firm has provided legal services to
                                    the Company and its subsidiaries during the last
                                    fiscal year and continues to do so.
Stanley N. Pontius,                 President and Chief Executive Officer of First      1994
         49                         Financial Bancorp and its principal subsidiary,
                                    First National Bank of Southwestern Ohio,
                                    Hamilton, Ohio; formerly President and Chief
                                    Executive Officer of Bank One, Mansfield, Ohio.
William L. Woodall,                 Director of the Company, The Ohio Casualty          1986
         72                         Insurance Company, West American Insurance
                                    Company, American Fire and Casualty Company,
                                    Ohio Security Insurance Company, OCASCO Budget,
                                    Inc. and The Ohio Life Insurance Company;
                                    retired as an officer of the Company and its
                                    subsidiaries on December 31, 1990.

---------------

(1) Ages are listed as of the date of the Annual Meeting.

(2) The Ohio Casualty Insurance Company, Ohio Security Insurance Company, American Fire and Casualty Company, West American Insurance Company, OCASCO Budget, Inc. and The Ohio Life Insurance Company are subsidiaries of the Company.

(3) John P. March, a director whose term of office would have expired in 1997, retired from the Board of Directors as of December 31, 1995.


         OTHER DIRECTORSHIPS AND RELATED TRANSACTIONS AND RELATIONSHIPS

     Wayne Embry is also a director of M. A. Hanna Company and Society Corporation; Vaden Fitton, Joseph L. Marcum, Lauren N. Patch and Stanley N. Pontius are also directors of First Financial Bancorp.

     Joseph L. Marcum, the Chairman of the Board of the Company, retired as the Chief Executive Officer of the Company on December 31, 1993. Mr. Marcum receives annual benefits from the Company of $142,393 pursuant to the Company's Employees Retirement Plan. See "Pension Plans."

     Stanley N. Pontius, a director of the Company, is the President and Chief Executive Officer of First Financial Bancorp and its subsidiary, First National Bank of Southwestern Ohio ("First National"). Catherine E. Dolan, a director of the Company, is a Managing Director of the Financial Institutions Group of First Union Bank ("First Union"). First National and First Union are members of a group of nine lending banks that are parties to a loan agreement with the Company, dated October 25, 1994, pursuant to which the Company obtained a term loan in the principal amount of $70,000,000 and secured a line of credit in a maximum principal amount of $50,000,000. The principal amount of the Company's indebtedness to First National and First Union as of December 31, 1995 was $4,999,714 and $7,000,080, respectively.

     Jeffery D. Lowe is the son-in-law of Joseph L. Marcum; Lauren N. Patch and Howard L. Sloneker III are brothers-in-law; and Stephen S. Marcum is the son of Joseph L. Marcum.

                       MEETINGS OF THE BOARD OF DIRECTORS
                          AND COMMITTEES OF THE BOARD

     During 1995, the Board of Directors held five meetings. All of the incumbent directors attended at least 75% of the total number of meetings of the Board of Directors.

     The Board of Directors has standing Executive, Audit and Executive Compensation Committees, but does not have a Nominating Committee or committee performing similar functions.

     The Executive Committee held eight meetings during 1995. The current members of the Executive Committee are Joseph L. Marcum, Lauren N. Patch, and Howard L. Sloneker III. Messrs. Patch and Sloneker attended all the meetings while Mr. Marcum attended four of the meetings. The Executive Committee is empowered to exercise all the powers of the Board of Directors in the management of the Company between meetings of the Board of Directors, other than filling vacancies in the Board or any other committee of the Board.

     The Audit Committee held two meetings during 1995. The current members of the Audit Committee are Arthur J. Bennert, Jack E. Brown, Catherine E. Dolan, Wayne Embry, Vaden Fitton, Joseph L. Marcum, Stephen S. Marcum, Stanley N. Pontius and William L. Woodall. Each Audit Committee member attended both of the meetings in 1995. The Audit Committee's primary function is to meet with the independent auditors for the Company and to review the Company's internal and independent auditing and financial controls.

     The Executive Compensation Committee held one meeting during 1995. The current members of the Executive Compensation Committee are Jack E. Brown, Vaden Fitton, and Joseph L. Marcum. Each member of the Executive Compensation Committee who was a member during 1995 attended such meeting. The Executive Compensation Committee administers the Company stock option plans and carries out the responsibilities described in the Executive Compensation Committee Report in this Proxy Statement.

                        DIRECTORS FEES AND COMPENSATION

     Each director received $25,000 for services as a director of the Company during 1995. Each non-employee director of the Company or its subsidiaries received $1,500 per meeting for attending the regular meetings of the Board of Directors in 1995. Members of the Audit Committee also received $5,000 each for serving on that committee. In addition, members of the Executive Compensation Committee received $300 per meeting for each meeting attended. Joseph L. Marcum was paid an additional $65,000 during 1995 as compensation for serving as the Chairman of the Board.

     On May 23, 1995, Wayne Embry, Stephen S. Marcum, Stanley N. Pontius and William L. Woodall, each of whom is a non-employee director of the Company ("Non-Employee Director"), were granted a non-qualified stock option (an "NQSO") to purchase 3,000 common shares of the Company at an exercise price of $30.50 per share, the closing market price of the common shares on the date of grant. Any individual who becomes or is re-elected a Non-Employee Director is automatically granted an NQSO to purchase 3,000 common shares effective on the third business day following the first meeting of the Board of Directors after his/her election or appointment to the Board. The exercise price of each NQSO granted to a Non-Employee Director is equal to the fair market value of the common shares on the date of grant. NQSOs granted to Non-Employee Directors have terms of ten years and may not be exercised during the six months following their date of grant.

                             EXECUTIVE COMPENSATION

     The following table provides information concerning compensation paid to each of the Company's five most highly compensated executive officers for each of the Company's last three completed fiscal years:

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION
                             ---------------------------------
                                                   ALL OTHER
        NAME AND                      SALARY      COMPENSATION
   PRINCIPAL POSITION        YEAR     ($)(1)         ($)(2)
   ------------------        ----     -------     ------------
Lauren N. Patch,             1995     474,231        13,477
  President and Chief        1994     374,616        10,489
  Executive Officer          1993     324,808         9,043
Barry S. Porter,             1995     233,208         6,996
  Chief Financial            1994     211,285         6,339
  Officer and Treasurer      1993     186,688         5,580
Andrew T. Fogarty,           1995     231,300         6,939
  Senior Vice                1994     220,838         6,625
  President                  1993     206,700         6,201
Jeffery D. Lowe,             1995     231,012         3,090
  Vice President             1994     227,781         4,699
                             1993     215,006         4,454
Jack H. Nelson,              1995     215,040         6,667
  Senior Vice                1994     169,218         5,062
  President                  1993     156,600         4,698

---------------

(1) Includes annual directors' fees for Messrs. Patch and Lowe. See "DIRECTORS FEES AND COMPENSATION."

(2) Includes for Messrs. Patch, Porter, Fogarty, Lowe and Nelson for 1995 the amounts of $4,500, $4,500, $4,500, $3,090 and $4,500, respectively contributed by the Company under the Company's Employee Savings Plan. Also includes for Messrs. Patch, Porter, Fogarty and Nelson for 1995 the amounts of $8,977, $2,439, $2,496 and $2,167, respectively, contributed by the Company under the Company's Supplemental Executive Savings Plan, a non-qualified Plan.


                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     No stock options or stock appreciation rights ("SARs") were granted by the Company during the last fiscal year to any of the executive officers of the Company named in the Summary Compensation Table.

                    OPTION/SAR EXERCISES IN LAST FISCAL YEAR

     The following table sets forth information concerning the exercise of stock options and SARs during the last fiscal year by each of the executive officers of the Company named in the Summary Compensation Table and the fiscal year-end value of unexercised stock options and SARs held by such executive officers:

                                                AGGREGATED OPTION/SAR EXERCISES IN
                                      LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES
                                      ------------------------------------------------------
                                                          NUMBER OF SHARES UNDERLYING          VALUE OF UNEXERCISED
                         NUMBER OF                        UNEXERCISED OPTIONS/SARS AT        IN-THE-MONEY OPTIONS/SARS
                           SHARES                             FISCAL YEAR-END(#)             AT FISCAL YEAR-END($)(1)
                        ACQUIRED ON         VALUE        -----------------------------     -----------------------------
        NAME            EXERCISE(#)      REALIZED($)     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
        ----            ------------     -----------     -----------     -------------     -----------     -------------
Lauren N. Patch                 0                0          3,500              0              37,188             0
Barry S. Porter               500            9,563          3,500              0              37,188             0
Andrew T. Fogarty               0                0          3,300              0              35,063             0
Jeffery D. Lowe                 0                0              0              0                   0             0
Jack H. Nelson                  0                0              0              0                   0             0

---------------

(1) "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is based upon the fair market of the Company's common shares on December 29, 1995 ($38.75), less the exercise price of in-the-money options and SARs at the end of the last fiscal year.

                                 PENSION PLANS

     The following table sets forth the estimated annual benefits payable under the Employees Retirement Plan and the Ohio Casualty Insurance Company Benefit Equalization Plan (the "Benefit Equalization Plan") to participants in such plans, including the executive officers named in the Summary Compensation Table, upon retirement in specified compensation and years of service classifications:

                              PENSION PLANS TABLE

                                                       ESTIMATED ANNUAL BENEFITS
                                                    FOR YEARS OF SERVICE INDICATED
                    -----------------------------------------------------------------------------------------------
                          15                  20                  25                  30                  35
ANNUAL EARNINGS          YEARS               YEARS               YEARS               YEARS               YEARS
---------------     ---------------     ---------------     ---------------     ---------------     ---------------
   $ 125,000           $     28,177        $     37,569        $     46,961        $     56,353        $     65,745
     175,000                 40,177              53,569              66,961              80,353              93,745
     225,000                 52,177              69,569              86,961             104,353             121,745
     275,000                 64,177              85,569             106,961             128,353             149,745
     325,000                 76,177             101,569             126,961             152,353             177,745
     375,000                 88,177             117,569             146,961             176,353             205,745
     400,000                 94,177             125,569             156,961             188,353             219,745
     425,000                100,177             133,569             166,961             200,353             233,745
     450,000                106,177             141,569             176,961             212,353             247,745
     475,000                112,177             149,569             186,961             224,353             261,745
     500,000                118,177             157,569             196,961             236,353             275,745
     525,000                124,177             165,569             206,961             248,353             289,745
     550,000                130,177             173,569             216,961             260,353             303,745
     600,000                142,177             189,569             236,961             284,353             331,745


                       40                  45
ANNUAL EARNINGS       YEARS               YEARS
---------------  ---------------     ---------------
   $ 125,000        $     75,138        $     84,530
     175,000             107,138             120,530
     225,000             139,138             156,530
     275,000             171,138             192,530
     325,000             203,138             228,530
     375,000             235,138             264,530
     400,000             251,138             282,530
     425,000             267,138             300,530
     450,000             283,138             318,530
     475,000             299,138             336,530
     500,000             315,138             354,530
     525,000             331,138             372,530
     550,000             347,138             390,530
     600,000             379,138             426,530

     Retirement benefits under the Company's Employees Retirement Plan, a defined benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), are generally payable to full-time and regular part-time salaried employees whose participation in the plan has vested (currently requiring the completion of five years of service) upon retirement at age 65 or in reduced amounts upon retirement prior to age 65 if the participant has ten years of vested service. A retiree's benefit amount is based upon his or her credited years of service and average annual compensation (salary) for the five consecutive years of highest salary during the last ten years of service immediately prior to age 65 or, if greater, the average annual compensation paid during the 60 consecutive month period immediately preceding retirement or other termination of employment. Such retirement benefits are reduced by a portion of the retiree's Social Security-covered compensation. Benefits figures shown in the table above are computed on the assumption that participants retire at age 65 and are entitled to a single life annuity.

     Section 401(a)(17) of the Code prohibits compensation in excess of $150,000 from being taken into account in determining benefits payable under a qualified pension plan. As a result, the Benefit Equalization Plan was adopted for those employees who are adversely affected by these provisions of the Code. The Benefit Equalization Plan provides for payment of benefits that would have been payable under the Employees Retirement Plan but for the limitation on compensation imposed by the Code. Upon retirement, participants receive the actuarial equivalent present value of the benefit payable under the Benefit Equalization Plan in a lump sum.

     At December 31, 1995, credited years of service and average annual earnings under the Employees Retirement Plan and the Benefit Equalization Plan for the executive officers named in the Summary Compensation Table were: Lauren N. Patch, 19.5 years ($305,888); Barry S. Porter, 21.5 years ($192,183); Andrew T. Fogarty, 23.5 years ($208,731); Jeffery D. Lowe, 20.5 years ($184,035); and Jack
H. Nelson, 36 years ($164,037). The compensation covered by the Employees Retirement Plan and the Benefit Equalization Plan is the amount shown in the Summary Compensation Table as salary, less any directors' fees.

                    EXECUTIVE COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Executive Compensation Committee of the Board of Directors (the "Committee") is comprised entirely of non-employee directors. The current members of the Committee are Messrs. Brown, Fitton, and Marcum. John P. March served as a member of the Committee until his retirement from the Company's Board of Directors on December 31, 1995.

     The Committee is responsible for establishing the compensation for Mr. Patch, the Company's President and Chief Executive Officer. The cash compensation of the Company's other executive officers is determined by the Company's Chief Executive Officer. The decisions by the Committee and the Chief Executive Officer relating to the compensation of the Company's executive officers are given final approval by the full Board. During 1995, no compensation decisions of the Committee or the Chief Executive Officer were modified or rejected in any material way by the full Board.

COMPENSATION POLICIES TOWARD EXECUTIVE OFFICERS

     In establishing the cash compensation of the Company's executive officers, both the Committee and the Chief Executive Officer have sought to create a compensation program that rewards individual contributions and achievements and that is adequate to attract and retain executives. In setting the compensation of its executive officers, including the Chief Executive Officer, the Company does not apply a formula approach that links cash compensation to corporate performance nor does it utilize any formal survey or other compilation of empirical data of the executive compensation paid by other companies. Instead, executive compensation is determined based upon a highly subjective evaluation of a number of factors, including individual performance, contributions and experience; the Company's financial performance as compared with prior years; and general economic conditions. None of these factors is assigned any specific weighting. The evaluation of Company financial performance is also subjective and does not focus on any specific measure, nor is it based on the achievement of any predetermined performance targets.

     Although neither the Committee nor the Chief Executive Officer has relied upon empirical data in making executive compensation decisions, they are generally familiar with the compensation levels of other companies in the insurance industry with which the Company competes for executive talent. The Committee and the Chief Executive Officer believe that the Company's compensation program has, historically, been adequate to enable the Company to attract and retain outstanding executives.

1995 CASH COMPENSATION

     The cash compensation paid in 1995 to Mr. Patch was approved by the Committee in late 1994. The compensation of Mr. Patch was increased effective January 1, 1995, from $350,000 to $450,000. The decision by the Committee to increase Mr. Patch's compensation was based on a subjective evaluation of Mr. Patch's performance and contributions in 1994 in the manner described above and a general perception by the Committee that Mr. Patch's compensation is low in comparison to the compensation paid to chief executive officers of insurance companies of similar size to the Company. The Committee's conclusion that Mr. Patch's compensation was low on a relative basis was not based on any empirical data or a comparison to any specific company or companies. No attempt was made by the Committee to link Mr. Patch's salary directly to the accomplishment of any specific measure of the Company performance, but general performance of the Company was part of the total mix of information taken into account by the Committee.

     The 1995 cash compensation levels of the Company's executive officers (other than its President) were initially determined by the Company's Chief Executive Officer. The Board delegated this responsibility to the Chief Executive Officer because of his substantially greater knowledge of the contributions and performance of each of these officers. The increases in salaries received by these executive officers in 1995, totaling approximately 8.53%, were determined by the Chief Executive Officer based upon a subjective evaluation of the individual responsibilities and contributions of each of these individuals.

STOCK-BASED COMPENSATION PLANS

     The Committee believes that stock-based performance compensation arrangements are important in providing incentive to members of the Company's management. Awards of stock options and stock appreciation rights are designed to accomplish this goal and to assist in the retention of executives. Because substantial option grants were made to the executive officers in 1992, the Committee decided not to make additional awards in 1993, 1994 and 1995.

               SUBMITTED BY THE EXECUTIVE COMPENSATION COMMITTEE
                      OF THE COMPANY'S BOARD OF DIRECTORS

VADEN FITTON                   JOHN P. MARCH*                   JOSEPH L. MARCUM

                    AND BY THE COMPANY'S PRESIDENT AND CHIEF
                       EXECUTIVE OFFICER, LAUREN N. PATCH

* Mr. March served as a member of the Committee through December 31, 1995.

                  EXECUTIVE COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     The directors of the Company who served as members of the Company's Executive Compensation Committee during 1995 were Jack E. Brown, Vaden Fitton, John P. March and Joseph L. Marcum. Joseph L. Marcum, is the Chairman of the Board of Directors and former President and Chief Executive Officer of the Company. Mr. Marcum and Mr. Fitton also served as members of the Executive Compensation Committee of First Financial Bancorp, whose Chief Executive Officer, Stanley N. Pontius, is a member of the Board of Directors of the Company.

     As indicated in the Executive Compensation Committee Report on Executive Compensation, Lauren N. Patch, the Company's President and Chief Executive Officer, participates in decision-making regarding the compensation of certain executive officers named in the Summary Compensation Table. Mr. Patch is not a member of the Executive Compensation Committee.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

     The following graph compares the five-year cumulative total shareholder return, including reinvested dividends, of the Company with the Dow Jones Equity Market Index and the Dow Jones Insurance Index for Property and Casualty Companies(1):

                                                                   OHIO CAS-
      Measurement Period           DJ EQUITY     DJ INSURANCE        UALTY
    (Fiscal Year Covered)        MARKET INDEX      P & C (1)      CORPORATION
1990                                    100.00          100.00          100.00
1991                                    132.44          124.42          127.42
1992                                    143.83          151.50          169.95
1993                                    158.14          152.75          179.74
1994                                    159.36          160.63          167.35
1995                                    220.51          226.93          240.02

(1) The Dow Jones Insurance Index for Property and Casualty Companies (13 companies, including the Company) that are traditionally considered as a peer group of property and casualty insurance companies within the United States. The companies making up the Index are American International; Chubb Corp.; Cincinnati Financial; Continental Corp.; GEICO Corp.; General RE Corp.; Hartford Steam Boiler Co.; Loews Corp.; Ohio Casualty Corporation; Progressive Corp.; Safeco Corp.; St. Paul Co.'s; and USF&G Corp.

            PROPOSED AMENDMENT OF AMENDED ARTICLES OF INCORPORATION
                         TO INCREASE AUTHORIZED NUMBER
                                OF COMMON SHARES

                               (ITEM 2 ON PROXY)

     The Amended Articles of Incorporation of the Company presently authorize 72,000,000 shares, of which 70,000,000 are common shares, $.125 par value, and 2,000,000 are Preferred Shares, without par value. The Company's Board of Directors unanimously adopted a resolution proposing and declaring it advisable that Article FOURTH of the Company's Amended Articles of Incorporation (the "Articles") be amended in order to increase the authorized number of shares of the Company to 152,000,000 shares, of which 150,000,000 will be common shares, $.125 par value ("Common Shares"), and 2,000,000 will be Preferred Shares, without par value, and recommending to the shareholders of the Company the approval of the proposed amendment. Thus, the only class of shares which will be increased in authorized number will be the Common Shares. Of the Company's presently authorized 70,000,000 Common Shares, as of December 31, 1995, 35,396,127 shares were outstanding, an aggregate of 1,242,500 shares were reserved for issuance under the Company's existing stock option plan and 18,319,313 shares were reserved for issuance under the Rights Agreement dated as of December 15, 1989, as amended (the "Rights Agreement"), between the Company and First Chicago Company of New York, as Rights Agent.

     The Board of Directors believes that it is desirable and in the best interests of the Company and its shareholders to increase the number of Common Shares that the Company is authorized to issue in order to ensure that the Company will have a sufficient number of authorized Common Shares available in the future to provide it with the desired flexibility to meet its business needs. If this proposal is approved by the shareholders, the additional Common Shares will be available for a variety of corporate purposes, including, for example, the declaration and payment of share dividends to the Company's shareholders; share splits; use in the financing of expansion or future acquisitions; issuance pursuant to the terms of employee benefit plans; and use in other possible further transactions of a currently undetermined nature.

     If the proposed amendment is adopted, the Company would be permitted to issue the additional authorized Common Shares without further shareholder approval, except to the extent otherwise required by the Articles, by law or by any securities exchange on which the Common Shares may be listed at the time. The authorization of additional Common Shares will enable the Company, as the need may arise, to take timely advantage of market conditions and the availability of favorable opportunities without the delay and expense associated with the holding of a special meeting of its shareholders. It is the belief of the Board of Directors that the delay necessary for shareholder approval of a specific issuance could be detrimental to the Company and its shareholders. The Board of Directors does not intend to issue any Common Shares except on terms which the Board deems to be in the best interests of the Company and its shareholders. Existing shareholders of the Company will have no pre-emptive rights to purchase any Common Shares issued in the future. Depending on the terms thereof, the issuance of the Common Shares may or may not have a dilutive effect on the Company's then-existing shareholders. Other than the Common Shares which may be acquired pursuant to the Company's existing stock option plan or the Rights Agreement, the Company presently has no plans, agreements or understandings to issue any of the newly authorized Common Shares.

     Although the Company has no such present intentions, the proposed increase in the authorized and unissued Common Shares might be considered as having the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of Common Shares, to acquire control of the Company with a view to imposing a merger, sale of all or any part of its assets or a similar transaction without prior approval of the Company's Board of Directors, since the issuance of new Common Shares, in a public or private sale, merger or similar transaction could be used to dilute the share ownership of a person or entity seeking to obtain control of the Company. Furthermore, since the Company's Regulations require that the removal of a director be approved by the affirmative vote of the holders of at least 80% of the votes entitled to be cast by the holders of all of the outstanding voting shares of the Company, the Board could (within the limits imposed by Ohio law) issue new Common Shares to purchasers who, together with other shareholders of the Company, might block such an 80% vote.

     As of March 1, 1996, the Company's executive officers and directors held Common Shares entitling them to exercise approximately 10.65% of the Company's voting power.

     The Company's Articles and Regulations contain other provisions that may have anti-takeover effects. The Articles provide, among other things, for (i) the approval of the holders of at least 80% of the outstanding Common Shares to authorize certain business combinations involving the Company and a holder of 20% or more of the voting power of the Company or any affiliate or associate of such a holder, unless a "minimum price per share" (as defined in the Articles) is paid to all shareholders and certain other conditions are satisfied; (ii) the approval of the holders of two-thirds of the voting power of the Company (including any outstanding Preferred Shares) to authorize any change in the Articles or Regulations or to approve certain significant corporate transactions, unless the matter has been approved by a vote of two-thirds of the Directors; and (iii) the elimination of cumulative voting in the election of directors. In addition, the Regulations of the Company provide, among other things, for (i) a classified Board of Directors divided into three classes; (ii) an 80% shareholder vote to remove directors; (iii) special requirements to nominate directors; and (iv) the approval of the holders of at least 50% of the voting power of the Company to call a special meeting of shareholders. The availability of the Preferred Shares might also be considered as having the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of the Company's Common Shares, to acquire control of the Company with a view to effecting a merger, sale of the Company's assets or similar transaction, since the issuance of Preferred Shares could be used to dilute the share ownership or voting rights of a person or entity seeking to obtain control of the Company. Additionally, certain companies have issued, as a dividend to holders of their Common Shares, preferred shares having terms designed to discourage third parties from acquiring control of such companies, and the Preferred Shares would be available for such purpose.

     The Company also has adopted the Rights Agreement, pursuant to which the Company's common shareholders hold rights to purchase in certain cases additional Common Shares at a price of $75.00 per share. Each outstanding Common Share is accompanied by one-half of a purchase right. Under certain circumstances, including the acquisition by a person of 20% or more of the Company's outstanding Common Shares (without the prior approval of the directors of the Company), all rights holders, except the acquiror, may purchase Common Shares of the Company having a value of twice the exercise price of the rights, subject to adjustment as provided in the Rights Agreement. If the Company is acquired in a merger or other business combination after the acquisition of 20% of the Company's outstanding Common Shares (without prior Board approval), in certain cases rights holders may purchase the acquiror's shares at a similar discount.

     The Company is not aware of any efforts to obtain control of the Company or to effect substantial accumulations of its shares. The Company does not presently intend to submit to its shareholders for their approval other proposals that may be considered to have an anti-takeover effect.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF COMMON SHARES ENTITLING THEM TO EXERCISE AT LEAST A MAJORITY OF THE VOTES ENTITLED TO BE CAST IS REQUIRED TO ADOPT THE PROPOSED AMENDMENT TO ARTICLE FOURTH OF THE COMPANY'S ARTICLES. If the amendment is approved, it will become effective upon the filing of a Certificate of

Amendment to the Company's Articles with the Ohio Secretary of State, which is expected to be accomplished as promptly as practicable after such approval is obtained.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSED AMENDMENT TO ARTICLE FOURTH OF THE COMPANY'S ARTICLES. UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ENCLOSED PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY ALL PROXIES RECEIVED PRIOR TO THE ANNUAL MEETING, AND NOT PROPERLY REVOKED, IN FAVOR OF THE PROPOSED AMENDMENT TO ARTICLE FOURTH.

                                 ANNUAL REPORT

     The Company's Annual Report for the fiscal year ended December 31, 1995 accompanies this Proxy Statement.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The accounting firm of Coopers & Lybrand has served for many years as independent public accountants for the Company and its subsidiaries, and Coopers & Lybrand will continue to serve as independent public accountants for 1996. Management expects that representatives of that firm will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

     The Company's financial statements for the last fiscal year were examined by Coopers & Lybrand. In connection with the audit function, Coopers & Lybrand also reviewed the Company's annual and quarterly reports and reviewed its filings with the Securities and Exchange Commission.

                             SHAREHOLDER PROPOSALS


     If an eligible shareholder wishes to present a proposal for action at the next annual meeting of shareholders of the Company, it must be received by the Company not later than November 15, 1996 for inclusion in the Company's Proxy Statement and form of Proxy relating to that meeting. An eligible shareholder may present no more than one proposal of not more than five hundred (500) words, including supporting statements, for inclusion in the Company's proxy materials for the next annual meeting. Proposals shall be sent to Ohio Casualty Corporation, Attention: Howard L. Sloneker III, Secretary, 136 North Third Street, Hamilton, Ohio 45025.


          COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission (SEC). Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Forms 3, 4 and 5 they file.

     Based on the Company's review of the copies of such forms it has received, the Company believes that all its officers, directors, and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during fiscal 1995, except that Mr. Jack E. Brown, one of the directors did not file a Form 4 for a stock purchase he executed during 1995. However, Mr. Brown reported the transaction on SEC Form 5 filed on February 13, 1996.

                                 OTHER MATTERS

     The Company files annually with the Securities and Exchange Commission an Annual Report on Form 10-K. This report includes financial statements and financial statement schedules.

     A SHAREHOLDER OF THE COMPANY MAY OBTAIN A COPY OF THE ANNUAL REPORT ON FORM 10-K, INCLUDING FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES, FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995, WITHOUT CHARGE BY SUBMITTING A WRITTEN REQUEST THEREFOR TO THE FOLLOWING ADDRESS:

                  OHIO CASUALTY CORPORATION
                  Attention: Barry S. Porter
                  Chief Financial Officer/Treasurer
                  136 North Third Street
                  Hamilton, Ohio 45025

     Management and the Board of Directors of the Company know of no business to be brought before the Annual Meeting other than as set forth in this Proxy Statement. However, if any matters other than those referred to in this Proxy Statement should properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the common shares represented by such proxy on such matters in accordance with their best judgment.

                            EXPENSES OF SOLICITATION

     The expense of proxy solicitation will be borne by the Company. Proxies will be solicited by mail and may be solicited, for no additional compensation, by officers, directors or employees of the Company or its subsidiaries, by telephone, telegraph or in person. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to the beneficial owners of common shares of the Company, and will be reimbursed for their related expenses. In addition, the Company has retained Morrow & Co., Inc., a professional soliciting organization, to assist in soliciting proxies from brokerage houses, custodians and nominees. The fees and expenses of that firm in connection with such solicitation are not expected to exceed $15,000.

                                            By Order of the Board of Directors,

                                            /s/ Howard L. Sloneker III
                                            --------------------------------
                                            HOWARD L. SLONEKER III, Secretary


March 15, 1996